

March 5, 2024

Howard Gostfrand
Chief Executive Officer
OpenLocker Holdings, Inc.
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

>   **Re: OpenLocker Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2022**
>   **Form 10-K for Fiscal Year Ended July 31, 2023**
>   **Form 10-Q for Fiscal Quarter Ended October 31, 2023**
>   **Response November 8, 2023**
>   **File No. 000-24520**

Dear Howard Gostfrand:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2023

General

1.   Refer to your responses to comments 1 and 2 in both our June 27, 2023 and October 16, 2023 letters, and to the related disclosure in your Form 10-K for the year ended July 31, 2023 and your Form 10-Q for the period ended October 31, 2023. While we do not have any further comments at this time regarding your responses or the related disclosure, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses or your disclosure, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to these matters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Laura Anthony